EXHIBIT 21

SUBSIDIARIES OF BROADPOINT SECURITIES GROUP, INC.

COMPANY NAME	PLACE OF INCORPORATION

BROADPOINT CAPITAL, INC.	NEW YORK

FA ASSET MANAGEMENT INC.	NEW YORK

BROADPOINT ENTERPRISE FUNDING, INC.	DELAWARE

FA TECHNOLOGY VENTURES CORP	DELAWARE

BROADPOINT MANAGEMENT CORPORATION	NEW YORK

BROADPOINT SECURITIES, INC.	NEW YORK

BROADPOINT FINANCIAL PRODUCTS CORP	NEW YORK